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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                                 US WATS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   90337P10
            -------------------------------------------------------
                                (CUSIP Number)


                      Carter Strong, Esq. (202) 857-6252
                       Arent Fox Kintner Plotkin & Kahn
          1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5339
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 26, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 90337P10                                       PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gold & Appel Transfer, S.A.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5

------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,546,735

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,546,735

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,546,735

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      9.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!              2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), with respect to the common stock, par value $.001 per share ("Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends Items 3 and 5 of the Schedule 13D filed by Gold & Appel on January 22, 1997 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 is supplemented as follows:

     Gold & Appel purchased a total of 403,100 Common Shares in the NASD National Market System between January 21, 1997 and May 28, 1997, as follows:

        -----------------------------------------------------
                               NUMBER OF        AVERAGE PRICE
           DATE OF              COMMON            PER COMMON
         TRANSACTION            SHARES              SHARE*
        -----------------------------------------------------
           01/21/97               1,000            1.46875
        -----------------------------------------------------
           02/05/97              26,000            1.25000
        -----------------------------------------------------
           03/05/97              30,000            1.25000
        -----------------------------------------------------
           03/07/97               6,000            1.25000
        -----------------------------------------------------
           03/12/97              27,700            1.23262
        -----------------------------------------------------
           03/13/97               5,000            1.15825
        -----------------------------------------------------
           03/26/97              27,500            1.19301
        -----------------------------------------------------
           03/27/97               9,900            1.18750
        -----------------------------------------------------
           03/28/97              16,500            1.17597
        -----------------------------------------------------
           04/02/97               7,500            1.12500
        -----------------------------------------------------
           04/03/97              25,000            1.12500
        -----------------------------------------------------
           04/04/97              40,000            1.12500
        -----------------------------------------------------
           04/07/97               5,000            1.12500
        -----------------------------------------------------
           04/08/97              17,500            1.12500
        -----------------------------------------------------
           04/09/97              15,000            1.12500
        -----------------------------------------------------
           04/10/97               8,500            1.12500
        -----------------------------------------------------
           04/15/97              10,000            1.06250
        -----------------------------------------------------
           04/28/97               5,000            0.87500
        -----------------------------------------------------
           04/30/97              50,000            1.00000
        -----------------------------------------------------

        -----------------------------------------------------
                               NUMBER OF        AVERAGE PRICE
           DATE OF              COMMON            PER COMMON
         TRANSACTION            SHARES              SHARE*
        -----------------------------------------------------
           05/23/97              50,000            1.09374
        -----------------------------------------------------
           05/28/97              20,000            1.21870
        -----------------------------------------------------
            TOTAL               403,100
        -----------------------------------------------------

-----------------
* Represents the average price paid, excluding commissions, for all purchases on the date specified. All transactions were effected in the over-the-counter market.

All of the funds used to purchase such Common Shares came from Gold & Appel's general corporate funds.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item 5 is amended as follows:

     (a) Gold & Appel beneficially owns 1,546,735 Common Shares, representing approximately 9.7% of the outstanding Common Shares, based on the outstanding shares as of May 7, 1997, as reported by the Issuer's Quarterly Report in Form 10-Q filed with the U.S. Securities and Exchange Commission on or about May 7, 1997.

     (b) Gold & Appel has the sole power to vote and dispose of 1,546,735 Common Shares. Under the power-of-attorney dated January 6, 1995, executed by Gold & Appel and appointing thereunder Walt Anderson as Gold & Appel's attorney-in-fact, a copy of which was filed as Exhibit 1 to the Statement, Mr. Anderson has the authority and power, among other things, on Gold & Appel's behalf, to buy, sell and trade public and private securities, including the Common Shares, and any other financial investments. Mr. Anderson disclaims beneficial ownership of the Common Shares held by Gold & Appel.

     (c) During the past 60 days prior to this Amendment No. 1, Gold & Appel effected the purchases of Common Shares in the manner, in the amounts, on the dates and at the prices set forth above.

     (d) No other person is known by Gold & Appel to have the right to receive dividends from, or the proceeds from the sale of, the Common Shares owned by Gold & Appel.

     (e) Not applicable.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date:  June 12, 1997

                                Gold & Appel Transfer, S.A., a British Virgin Islands corporation


                                By: /s/ Walt Anderson
                                   -----------------------------------------
                                    Walt Anderson, Attorney-in-Fact for
                                    Gold & Appel Transfer, S.A.